                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                                 Danskin, Inc.
                               ----------------
                               (Name of Issuer)


                                 Common Stock
                       ------------------------------
                       (Title of Class of Securities)


                                  236 365 102
                                --------------
                                (CUSIP Number)


                      Mr. Keith Honig, Associate Counsel
                               SunAmerica Inc.
                      1 SunAmerica Center,  Century City
                            Los Angeles, CA 90067
                              (310) 772-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                               June 7, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








                                 Page 1 of 11
                         Exhibit Index is on page 11

                                 Schedule 13D


CUSIP No. 236 365 102
          -----------

1. Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons: SunAmerica Life Insurance Company

2.      Check Appropriate Box if a member of a group:       (a) / /
                                                            (b) / /

3.      SEC use only:

4.      Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.      Citizenship or place of organization:  Arizona

7.      Sole voting power:  2,010,000

8.      Shared voting power:  0

9.      Sole dispositive power:  2,010,000

10.     Shared dispositive power:  0

11.     Aggregate amount beneficially owned by each reporting
        person:  2,010,000

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.     Percent of Class represented by amount in Row (11):  33.7%

14.     Type of reporting person:  IC

                                 Schedule 13D


CUSIP No. 236 365 102
          -----------

1. Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons: SunAmerica Inc.

2.      Check Appropriate Box if a member of a group:       (a) / /
                                                            (b) / /

3.      SEC use only:

4.      Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.      Citizenship or place of organization:  Maryland

7.      Sole voting power:  2,010,000

8.      Shared voting power:  0

9.      Sole dispositive power:  2,010,000

10.     Shared dispositive power:  0

11.     Aggregate amount beneficially owned by each reporting
        person:  2,010,000

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.     Percent of Class represented by amount in Row (11):  33.7%

14.     Type of reporting person:  CO/HC

                 SunAmerica Life Insurance Company ("SunAmerica") and SunAmerica Inc. hereby amend their Schedule 13D, originally filed on September 29, 1994 ("the Schedule 13D") and as subsequently amended by Amendment No. 1 filed on February 3, 1995 ("Amendment No. 1") and Amendment No. 2 filed on January 4, 1996 ("Amendment No. 2"), relating to SunAmerica's acquisition of all right, title and interest in and to 2,010,000 shares (the "Shares") from Esmark, Inc. ("Esmark"), representing approximately 33.7% of the common stock, par value $.01 per share (the "Common Stock"), of Danskin, Inc. (the "Issuer"), as follows:

Item 1.          Security and Issuer
                 -------------------

                 Common Stock with $.01 par value
                         Danskin, Inc.
                         111 West 40th Street
                         New York, New York  10018

Item 2.          Identity and Background
                 -----------------------

                 SunAmerica Life Insurance Company
                 1 SunAmerica Center
                 Century City
                 Los Angeles, California  90067

                 SunAmerica is an Arizona Stock Life Insurance Company. The principal business of SunAmerica is issuing annuities and guaranteed investment contracts.

                 SunAmerica Inc.
                 1 SunAmerica Center
                 Century City
                 Los Angeles, California  90067

                 SunAmerica Inc. is the parent company of SunAmerica. The principal business of SunAmerica Inc. is to act as a holding company.

                 During the past five years neither SunAmerica nor SunAmerica Inc. has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or been found to be in violation of any such laws.

                 The executive officers, directors and control persons of SunAmerica and SunAmerica Inc. are listed in Exhibits A and B, respectively along with their principal occupations, the address where their principal occupation is conducted, and their business addresses. See Item 7, Exhibits A and B. All of the persons listed in Exhibits A and B are U.S. citizens. None of the persons listed in Exhibit A or B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or been found to be in violation of any such laws.

Item 3.          Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

                 See Items 4 and 6.

Item 4.          Purpose of Transaction
                 ----------------------

                 The information set forth in Item 4 of the Schedule 13D, as supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended to read as follows:

                 On March 12, 1996, the United States Bankruptcy Court for the Southern District of New York entered an order, effective May 1, 1996, see Item 7, Exhibit G, terminating, vacating and annulling the automatic stay of 11 U.S.C. Section 362 in the chapter 7 involuntary bankruptcy case of Esmark, Inc., Case No. 95-43781 (BRL), insofar as such automatic stay prohibited or prevented SunAmerica from enforcing its state law rights and remedies under the Notes Purchase Agreement and Pledge Agreement (as defined in Item 6, below) and related loan documents, including the foreclosure sale of the Shares in partial satisfaction of Esmark's obligations to SunAmerica. Notice of a public foreclosure sale of the Shares (the "Foreclosure Sale") was published in the Wall Street Journal, New York Times and Womens Wear Daily on May 7, 1996. See Item 7, Exhibit H. On June 7, 1996, the Foreclosure Sale was conducted at which SunAmerica submitted the highest conforming bid and purchased the Shares, by crediting its bid against its secured claim, at a price of $3.00 per share for an aggregate purchase price of $6,030,000.

                 The purpose of the purchase by SunAmerica of the Shares is to maximize the value of its interest in the Shares. SunAmerica does not consider itself a passive investor and should not be regarded as such. SunAmerica has not, however, formulated any specific plan or proposal with respect to influencing, affecting or acquiring control of the Issuer and, as indicated below, there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal. Subject to applicable legal requirements and the factors referred to below, SunAmerica may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions.

                 In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal with respect to control of the Issuer, SunAmerica intends to consider and review various factors on a continuous basis, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the reaction of the Issuer and of the other stockholders to SunAmerica's ownership of Common Stock, SunAmerica's ability to influence or seek control of the Issuer, the price and availability of shares of Common Stock, other investment and business opportunities available to SunAmerica, developments with respect to SunAmerica's business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, SunAmerica may determine at any time to dispose of all or a portion of its shares of Common Stock.

                 Any plan or proposal that may be formulated by SunAmerica could involve seeking representation on the Board of Directors of the Issuer (including by seeking to change the number and/or term of the directors and to fill vacancies resulting therefrom) by means of a solicitation of consents and/or proxies from stockholders, making a tender or exchange offer for some or all of the Common Stock and/or proposing a business combination transaction with the Issuer.

                 In connection with any plan or proposal formulated by SunAmerica with respect to the Issuer, SunAmerica may seek redemption or judicial invalidation of the Issuer's Series A Junior Participating Preferred Stock Rights (the "Rights"). The Rights provide, among other things, that if a person or group becomes the beneficial owner of 35% or more of the outstanding Common Stock, the Rights (other than those beneficially owned by such person or group) become exercisable for additional shares of Common Stock at a significant discount to the market value of the shares and become no longer subject to redemption. In light of the adverse economic consequences to the value of SunAmerica's investment in the Issuer that would arise as a result of the Rights in the event that SunAmerica were to acquire beneficial ownership of 35% or more of the outstanding Common Stock, the existence of the Rights, unless they are redeemed or judicially invalidated, may effectively limit SunAmerica's ability to purchase additional shares of Common Stock or to consummate a tender offer for outstanding shares of Common Stock. Although, as indicated above, SunAmerica has not yet formulated any specific plans or proposals with respect to the Issuer, SunAmerica may seek as a part of or in connection with any such plan or proposal to publicly solicit consents or proxies from stockholders with respect to a non-binding resolution directing the Board of Directors to redeem the Rights or may publicly solicit consents or proxies from stockholders to gain representation on the Board of Directors of the Issuer with a view towards, among other things, causing the Board of Directors to redeem the Rights.


                 SunAmerica may file with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott Act") to facilitate additional purchases of Common Stock and to permit SunAmerica to acquire in excess of 50 percent of the outstanding Common Stock. In such event, the Issuer would also be obligated to make a filing under the Hart-Scott Act. Under the Hart-Scott Act, SunAmerica is obligated to observe a specified waiting period following SunAmerica's filing prior to consummating any further purchases of Common Stock to the extent such purchases would cause it to have acquired shares in excess of a specified threshold, unless such waiting period is terminated earlier by the FTC or the Antitrust Division.

                 Other than as indicated above, SunAmerica has no present plans or proposals which relate to or would result in any of the following (although SunAmerica reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer or any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
        Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (ix) any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer
                 ------------------------------------

                 The information set forth in Item 5 of the Schedule 13D, as supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended to read:

                 (a) The aggregate number of shares of Common Stock that SunAmerica owns beneficially, as that term is defined pursuant to Rule 13d-3 of the Exchange Act, is 2,010,000, which constitutes approximately 33.7% of the outstanding shares of Common Stock as of April 30, 1996, as reported by the Issuer in its Form 10-Q for the period ending March 30, 1996, filed on May 14, 1996.

                 (b) SunAmerica has the sole power to vote or to direct the vote and dispose or to direct the disposition of all of the shares of Common Stock owned by it.

                 (c) Except as set forth in Item 4 hereof, to the best knowledge of SunAmerica and SunAmerica Inc., none of the persons named in
Item 2 has effected any transactions in shares of the Common Stock during the past sixty days.

                 (d)     Not applicable.

                 (e)     Not applicable.

Item 6.          Contracts, Arrangements, Understandings and
                 Relationships with Respect to Securities of the Issuer
                 ------------------------------------------------------

                 The information set forth in Item 6 of the Schedule 13D, as supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended to read:

                 SunAmerica gained the right to foreclose upon the Shares pursuant to the terms of a Guaranty and Pledge Agreement (the "Pledge Agreement"), dated as of September 3, 1993, by and between Esmark and SunAmerica Inc. Esmark pledged the Shares to SunAmerica Inc., as collateral agent for SunAmerica, as security for its obligations under the Pledge Agreement and all of the obligations of Nautech Incorporated ("Nautech") to SunAmerica, however arising, including but not limited to those arising under that certain Notes Purchase Agreement (the "Notes Purchase Agreement"), dated as of September 3, 1993, by and among, Nautech, SunAmerica, SunAmerica Inc., Esmark and the other guarantors named therein. As a result of a default continuing under the Notes Purchase Agreement and pursuant to the terms of the Pledge Agreement, SunAmerica, through SunAmerica Inc. as collateral agent, obtained the power to foreclose upon the Shares and obtain all right, title and interest thereto in partial satisfaction of Esmark's obligations to SunAmerica.

Item 7.          Material to be Filed as Exhibits
                 ---------------------------------

                 The information set forth in Item 7 of Schedule 13D, as supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended to read:

        (a) Names, principal occupations and business addresses of directors, executive officers and control persons of Sun Life of America is attached hereto as Exhibit A.

        (b) Names, principal occupations and business addresses of directors, executive officers and control persons of SunAmerica is attached hereto as Exhibit B.

        (c) Agreement for Joint Filing, incorporated by reference to Exhibit C attached to Schedule 13D.

        (d) Guaranty and Pledge Agreement, dated as of September 3, 1993, by and between Esmark, Inc. and SunAmerica Inc. as Collateral Agent, incorporated by reference to Exhibit D attached to Schedule 13D.

        (e) Notice of Foreclosure Sale, published as of February 1, 1995 by SunAmerica Inc., as Collateral Agent, incorporated by reference to Exhibit E attached to Amendment No. 1 to the Schedule 13D.

        (f) The Letter Agreement, dated November 28, 1995, among SunAmerica, Derby Partners and Esmark, incorporated by reference to Exhibit F attached to Amendment No. 2 to the Schedule 13D.

        (g) Stipulation for Relief From the Automatic Stay; Order Thereon, in In re Esmark, Inc., Chapter 7 Case No. 95-43781 (BRL), dated March 7, 1996, entered on the docket of the United States Bankruptcy Court for the Southern District of New York on March 12, 1996, is attached hereto as Exhibit G.

        (h) Notice of Foreclosure Sale, published on May 7, 1996 in the New York Times, Wall Street Journal and Womens Wear Daily, is attached hereto as Exhibit H.

                                 SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that the parties listed below have entered into a Joint Filing Agreement pursuant to Rule 13d-1(f)(1).


Dated: June ___, 1996


                                           SunAmerica Life Insurance Company


                                           By: _____________________________
                                               Jay S. Wintrob
                                               Executive Vice President


                                           SunAmerica Inc.



                                           By: _____________________________
                                               Jay S. Wintrob
                                               Vice Chairman

                                Exhibit Index

Exhibit                     Description
- -------                     -----------

*   A.           Names, principal occupations and business
                 addresses of directors, executive officers and control persons of Sun Life of America

*   B.           Names, principal occupations and business
                 addresses of directors, executive officers and control persons of SunAmerica

(P) C.           Agreement for Joint Filing

(P) D.           Guaranty and Pledge Agreement, dated as of
                 September 3, 1993, by and between Esmark,
                 Inc. and SunAmerica Inc. as Collateral Agent

(P) E.           Notice of Foreclosure Sale, published as of
                 February 1, 1995 by SunAmerica Inc., as
                 Collateral Agent

(P) F.           The Letter Agreement, dated November 28,
                 1995, among SunAmerica, Derby Partners and
                 Esmark

*   G.           Stipulation for Relief From the Automatic
                 Stay; Order Thereon, in In re Esmark,
                 Inc., Chapter 7 Case No. 95-43781 (BRL), dated March 7, 1996, entered on the docket of the United States Bankruptcy Court for the Southern District of New York on March 12, 1996

*   H.           Notice of Foreclosure Sale, published on
                 May 7, 1996 in the New York Times, Wall
                 Street Journal and Womens Wear Daily

____________________

*       Filed herewith.

(P) Previously filed in paper format and incorporated herein by reference pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934 and Rule 101(a)(2)(ii) of Regulation S-T.